-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[ ] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|Pacific USA Holdings Corp.(1)           |Monaco Finance, Inc.                  (MONFA)   |                                        |
|                                        |                                                |    Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|  5999 Summerside Drive, Suite 112      |  (Voluntary)          |                        |                                        |
|                                        |                       |       March 1998       |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |     75-2255876        |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|Dallas                  TX    75252     |                       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Class A Common Stock           | 03/04/1998 | J  |    |    811,152     | D  |$2.00 per|2,311,152 (2)    |(3) |(3)                 |
|                               |            |    |    |                |    |share    |                 |    |                    |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-98)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  2
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
FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|8% Cumula-|(5)      |03/04|J   |    |2,433,457 |          |03/04|None |Class A   |1,216,728 |$2.00/sh  |2,433,457 |(4) |(4)       |
|tive Conv-|         |/1998|    |    |          |          |/1998|     |          |          |          |          |    |          |
|ertible   |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
      (1)  Designated Filer.  See attached Supplement A for group beneficial owners.
      (2)  Includes 1,500,000 shares of Class A Common Stock, previously acquired 4/25/97.
      (3)  1,500,000  shares of Class A Common Stock are owned directly by Consumer  Finance  Holdings,  Inc.,  which  is a  wholly owned  subsidiary of Pacific USA Holdings Corp., which is a wholly  owned  subsidiary  of  Pacific Electric Wire & Cable
           Co.,  Ltd.  811,152  shares  of  Class A Common Stock are owned directly by First CF Corp.,  which  is  a  wholly  owned subsidiary  of  Pacific  Southwest  Bank,  which  is  a  wholly  owned subsidiary  of  Pacific  Financial  Group,  Inc., which  is  a  wholly  owned  subsidiary of Pacific USA Holdings Corp., which  is  a  wholly  owned subsidiary of Pacific
           Electric  Wire  &  Cable  Co.,  Ltd.
      (4)  8%  Cumulative  Convertible Preferred Stock, Series 1998-1 owned directly  by  First  CF  Corp., which is a wholly owned owned  subsidiary of Pacific Southwest Bank, which is a wholly subsidiary  of  Pacific  Financial  Group,  Inc.,  which  is  a  wholly  owned subsidiary of Pacific USA Holdings Corp., which  is  a  wholly  owned subsidiary  of  Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
      (5)  See  Explanation  J.
      (J)  See  attached  Supplement  B  for explanation of transaction.
**         See attached signature page for remainder of group beneficial owners.

                                                                            PACIFIC USA HOLDINGS CORP.

**Intentional misstatements or omissions of facts constitute Federal       /s/ Bill C. Bradley, Chief Financial Officer  03/31/1998
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                               **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-98)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number
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


                             SUPPLEMENT A TO FORM 4

Form  4  Statement,  March  1998

Name  of  Reporting  Person                          Name of Issuer
---------------------------                          --------------
Pacific  USA  Holdings,  Corp.                       Monaco Finance, Inc.: MONFA


PACIFIC  ELECTRIC  WIRE  &  CABLE  CO.,  LTD.
4th  Fl., 285 Chung Hsiao East Road, Section 4
Taiipei,  Taiwan,  Republic  of  China
Tax  ID  No.:  N/A  --  Foreign  Corporation

PACIFIC  USA  HOLDINGS  CORP.
5999  Summerside  Drive,  Suite  112
Dallas,  Texas  75252
Tax  ID  No.:  75-2255876

CONSUMER  FINANCE  HOLDINGS,  INC.
5999  Summerside  Drive,  Suite  112
Dallas,  Texas  75252
Tax  ID  No.:  75-2704763


                             SUPPLEMENT B TO FORM 4

Form  4  Statement,  March  1998

Name  of  Reporting  Person                          Name of Issuer
---------------------------                          --------------
Pacific  USA  Holdings,  Corp.                       Monaco Finance, Inc.: MONFA

     Pacific USA Holdings Corp. ("Pacific"), Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric"), Consumer Finance Holdings, Inc. ("Consumer"), Pacific Financial Group, Inc. ("Pacific Financial"), Pacific Southwest Bank ("PSB"), and First CF Corp. ("First CF") are referred to below in this Supplement B to Form 4 Pacific, Consumer, Pacific Financial, PSB, and First CF are directly or indirectly wholly owned by Pacific Electric.

     Pursuant to the terms of an Amended and Restated Asset Purchase Agreement, dated January 8, 1998, by and among Monaco, Pacific, PSB, NAFCO Holding Company LLC, a Delaware limited liability company and wholly owned subsidiary of Pacific ("NAFCO"), and Advantage Funding Group, Inc., a Delaware corporation and partially owned subsidiary of Pacific (the "Purchase Agreement"), Pacific sold to Monaco sub-prime automobile loans having an unpaid principal balance of $81,115,232.89, consisting of the following loans: (1) Loans with a $59,211,732.89 principal balance owned by NAFCO and (2) Loans with a $21,903,500.00 principal balance owned by Advantage. In exchange for the loans, Monaco paid $77,870,623.60, of which $73,003,709.60 was paid in cash. Monaco paid the remaining $4,866,914 by issuing to Pacific 2,433,457 shares of Monaco's 8% Cumulative Convertible Preferred Stock, Series 1998-1 valued at $2.00 per share. Each share of Preferred Stock is convertible at any time into one-half share of Class A Common Stock, or an aggregate of up to 1,216,728 shares of
Class A Common Stock. Such shares of Preferred Stock will be held by PSB's wholly owned subsidiary, First CF.

     Also, pursuant to the terms of the Purchase Agreement, PSB entered in to a Loan Loss Reimbursement Agreement whereby PSB agreed to reimburse Monaco for up to 15% of certain losses incurred by Monaco in connection with the loans acquired from NAFCO and Advantage. In consideration therefor, Monaco paid PSB an amount equal to 2% of the principal amount of the acquired loans in the form of 811,152 shares of Class A Common Stock, valued at $2.00 per share. Such shares of Class A Common Stock will be held by PSB's wholly owned subsidiary, First CF.

     Also, pursuant to the terms of the Purchase Agreement, Monaco may be obligated to make additional payments to NAFCO based on the performance of certain other assets acquired from NAFCO and the results of operations, if any, with loan originators previously associated with NAFCO. If there are any pre-tax earnings associated with these assets and/or operations for calendar years 1998 and 1999, Monaco is obligated to pay NAFCO amounts equal to two and one-half (2-1/2) times such pre-tax earnings in the form of shares of Monaco's Class A Common Stock valued at the average daily closing price of such stock on the Nasdaq Stock Market for the last ten days of such calendar year. The number of shares of Class A Common Stock which Monaco may be required to issue to NAFCO pursuant to these agreements cannot be determined at present.

                          FORM 4 ADDITIONAL SIGNATURES


Form  4  Statement,  March  1998

Name  of  Reporting                              Name  of  Issuer
-------------------                              ----------------

Pacific  USA  Holdings,  Corp.                   Monaco Finance, Inc.: MONFA




Dated  March  31,  1998

Pacific  Electric  Wire  &  Cable  Co.,  Ltd.

By:  /s/  Tung  Ching-yn
     -------------------
     Tung  Ching-yun
     Vice-President

Consumer  Finance  Holdings,  Inc.

By:  /s/  Bill  C.  Bradley
     ----------------------
     Bill  C.  Bradley
     Chief  Executive  Officer